Arby’s Restaurant Group, Inc. 1155 Perimeter Center West Atlanta, GA 30338 T (678) 5144100 www.arby’s.com

Filed by Triarc Companies, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Wendy’s International, Inc.
Commission File No: 1-08116/
Triarc Companies, Inc.
Commission File No: 1-2207

May 14, 2008

Dear ARG Family,

I wanted to provide an update on where we stand with our merger with Wendy’s.

Let me start by re-emphasizing that this merger will create opportunities for success greater than either brand can achieve alone. When completed, the merger will create the nation’s third largest fast food company—with approximately 10,000 restaurants in the two systems generating over $12 billion in combined system sales. A company of this size with two dedicated brand teams and a support organization will be filled with opportunities for top performers to excel and achieve personal and professional growth. This is an exciting time to be a member of our team!

We have many details and processes to work through over the coming months, but we are off to a good start. During the merger process, we will be focused on the following:

1.

Communications. We have assembled a team that will provide updates to both the Arby’s and Wendy’s teams on a regular basis. Our pledge is to communicate openly, often, and quickly as details of the merger unfold.

We have already participated in a Town Hall Meeting at Wendy’s headquarters in Dublin, Ohio to introduce ourselves and to discuss the process we will follow to prepare for the merger. We have found the Wendy’s team to be open to working together to leverage our collective strengths, best practices, and the great traditions of both brands.

2.

Best Practices Integration. Our goal is to create two world class autonomous and independent brand teams, and a consolidated Support Center to provide shared services to those teams. Arby’s and the Support Center will be located in Atlanta, and Wendy’s will remain in the Columbus, Ohio area. Over the next few months, we will begin to lay the ground work for bringing our new organization to life. Sharron Barton will lead this project and will keep you posted on our process.

3.

Running Great Restaurants. While the merger is an important part of our growth strategy, running great restaurants is the key to our success. Please ensure that you and your team stay focused on running great restaurants or supporting those that do, and on the needs of your customers and our franchisees.

4.

Our Values. Both Arby’s and Wendy’s have a long-standing and deep commitment to a culture based on core values. While the words used to describe the core values at Arby’s and Wendy’s may be different, the concepts of Integrity, Accountability, Innovation, Teamwork and Respect are the same. Throughout this transition, these behaviors will continue as guiding principles as we work together to reshape our company.

Please reach out to your Senior Team member, Sharron Barton, or Clete McGinty, with any questions, concerns, or ideas that you have. Also, as rumors are almost always untrue, please allow us the opportunity to address them. Your support and cooperation are valued and appreciated, now more than ever, as we work together to build a great company into an even greater future.

Best regards,

Chief Executive Officer

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Triarc will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Triarc and Wendy’s and that also will constitute a prospectus of Triarc.  Triarc and Wendy’s each will mail the proxy statement/prospectus to its stockholders.  Before making any voting decision, Triarc and Wendy’s urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from Triarc’s website (www.triarc.com) under the heading “Investor Relations” and then under the item “SEC Filings and Annual Reports”.  You may also obtain these documents, free of charge, from Wendy’s website (www.wendys.com) under the tab “Investor” and then under the heading “SEC Filings.

Triarc, Wendy’s and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Triarc and Wendy’s stockholders in favor of the stockholder approvals required in connection with the merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Triarc and Wendy’s stockholders in connection with the stockholder approvals required in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about Triarc’s executive officers and directors in Amendment No. 2 to its Annual Report on Form 10-K, filed with the SEC on April 25, 2008.  You can find information about Wendy’s executive officers and directors in its Amendment No. 1 to its Annual Report on Form 10-K, filed with the SEC on April 28, 2008.  You can obtain free copies of these documents from Triarc and Wendy’s at the website locations described above.

Forward-Looking Statements

Consummation of the proposed merger between Triarc and Wendy’s remains subject to approval by the stockholders of both companies, regulatory approvals and other customary closing conditions. There can be no assurances that the transaction will be consummated or that the anticipated benefits and synergies of the transaction will be realized.